Report on Form 053                                                 Exhibit 99-1
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           The essence of the event: Approval of General Meeting - ECI

Further to the immediate reports dated 17 June, 2007 and 2 July, 2007, Koor Industries Ltd. ("Koor") respectfully gives notice that ECI Telecom Ltd. ("ECI"), an included company of Koor (approximately 28%), reported today that the general meeting of ECI approved a merger, whereby ECI will be sold, in its entirety, to Swarth Group, controlled by Mr. Shaul Shani, and to certain funds which have appointed Ashmore Investment Management to be their investment manager. The value of the transaction is approximately 1.2 billion dollars.
It is clarified that at this stage, not all the suspending conditions for closing the transaction have been met and it is not yet certain that the transaction will indeed be closed.



Date on which the event became known: 29/08/2007, at 12:30.

Previous reference number: 428471-02-2007; 312610-01-2007